                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K



[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED,
        EFFECTIVE OCTOBER 7, 1996]

                   For the fiscal year ended December 31, 1998

                                       OR

[ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
        THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                          Commission File No. 001-12482

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  GLIMCHER REALTY TRUST RETIREMENT SAVINGS PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:



                              GLIMCHER REALTY TRUST
                              20 SOUTH THIRD STREET
                              COLUMBUS, OHIO 43215



                            EXHIBIT INDEX ON PAGE 16

                              REQUIRED INFORMATION


The following financial statements and schedules for the Glimcher Realty Trust Retirement Savings Plan are being filed herewith:

DESCRIPTION                                                                                                       PAGE
-----------                                                                                                       ----

Report of Independent Accountants..........................................................................        5

Statements of Net Assets Available for Benefits as of December 31, 1998 and 1997...........................        6

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 1998 and 1997          7

Notes to Financial Statements..............................................................................        8

Schedule of Assets Held for Investment Purposes as of December 31, 1998....................................        14

Schedule of Reportable Transactions for the year ended December 31, 1998...................................        15

The following exhibit is being filed herewith:

EXHIBIT NO.     DESCRIPTION
-----------     -----------

       1        Consent of Independent Accountants.........................................................        17

                                   SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the persons administering the Plan have caused this annual report to be signed on their behalf by the undersigned, thereunto duly authorized, in the City of Columbus, State of Ohio, on the 29th day of June 1999.


                                       GLIMCHER REALTY TRUST




                                       By: /s/ William G. Cornely
                                          --------------------------------------
                                       William G. Cornely
                                       Executive Vice President, Chief Operating
                                       Officer and Chief Financial Officer

                  GLIMCHER REALTY TRUST RETIREMENT SAVINGS PLAN

                        INDEX OF FINANCIAL STATEMENTS AND
                             SUPPLEMENTAL SCHEDULES


                                                                                                                   PAGE
                                                                                                                   ----

Report of Independent Accountants..........................................................................         5

FINANCIAL STATEMENTS
--------------------

Statements of Net Assets Available for Benefits as of December 31, 1998 and 1997...........................         6

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 1998 and 1997           7

Notes to Financial Statements..............................................................................         8

SUPPLEMENTAL SCHEDULES
----------------------

Item 27a - Part I - Schedule of Assets Held for Investment Purposes as of December 31, 1998................         14

Item 27d - Schedule of Reportable Transactions for the year ended December 31, 1998........................         15

                        REPORT OF INDEPENDENT ACCOUNTANTS




To the Participants and Administrator of Glimcher Realty Trust Retirement Savings Plan


         In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Glimcher Realty Trust Retirement Savings Plan (the "Plan" ) at December 31, 1998 and 1997, and the changes in net assets available for benefits for the years ended December 31, 1998 and 1997 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

         Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                               PRICEWATERHOUSECOOPERS LLP


Columbus, Ohio
June 22, 1999

                  GLIMCHER REALTY TRUST RETIREMENT SAVINGS PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 1998 AND 1997


                                                                                      1998              1997
                                                                                      ----              ----
Assets:
   Cash and cash equivalents...........................................           $    66,730     $       493
                                                                                  -----------     -----------
Investments:
   Money market fund...................................................                76,854          72,823
   Fixed income fund...................................................                65,630          33,832
   Common trust fund...................................................               130,423          86,055
   Mutual funds........................................................               828,149         482,810
   Common stock........................................................               196,486         204,168
                                                                                 ------------       ---------
      Total investments................................................             1,297,542         879,688
                                                                                  -----------       ---------

Receivables:
   Employer contribution...............................................                 7,525           8,458
   Participants' contributions.........................................                30,253          19,859
   Participant loans...................................................                35,347           7,686
   Interest and dividends..............................................                 6,614           4,506
                                                                               --------------     -----------
      Total receivables................................................                79,739          40,509
                                                                               --------------     -----------

      Net assets available for benefits................................           $ 1,444,011     $   920,690
                                                                               ==============     ===========


   The accompanying notes are an integral part of these financial statements.

                  GLIMCHER REALTY TRUST RETIREMENT SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                                                     1998              1997
                                                                                     ----              ----
Additions to net assets attributed to:
   Contributions:
     Employer..........................................................         $     152,208      $  109,075
     Participants......................................................               542,711         399,510
                                                                                -------------     -----------
                                                                                      694,919         508,585
                                                                                -------------     -----------
   Investment income:
     Interest..........................................................                20,886          17,332
     Dividends.........................................................                10,893          24,568
     Net appreciation in fair value of investment......................                52,934          70,100
                                                                                -------------     -----------
                                                                                       84,713         112,000
                                                                                -------------     -----------

        Total additions................................................               779,632         620,585

Deductions from net assets attributed to:
   Withdrawals by participants.........................................               256,311         102,730
                                                                                -------------     -----------

        Net increase...................................................               523,321         517,855

Net assets available for benefits:
   Beginning of year...................................................               920,690         402,835
                                                                                -------------     -----------

   End of year.........................................................         $   1,444,011     $   920,690
                                                                                =============     ===========


    The accompanying notes are an integral part of these financial statements

                  GLIMCHER REALTY TRUST RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

         The financial statements of the Glimcher Realty Trust Retirement Savings Plan (the "Plan") have been prepared in accordance with generally accepted accounting principles.

Contributions to the Plan

         Contributions from participating employees are accrued on a monthly basis as the employer makes payroll deductions from Plan participants. Contributions from the employer are determined monthly based on the employer matching formula as defined in the Plan description.

Payment of Benefits

         Benefits are recorded when paid.

Investment Valuation

         The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Purchases and sales of investments are recorded on a trade date basis, with sales of investments based on the specific identification method. The net appreciation (depreciation) in the fair value of the Plan's investments consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

         Cash and cash equivalents include short-term, highly liquid investments with an original maturity of three months or less. Cost approximates market value.

Investment Options and Provisions

         Upon enrollment in the Plan, participants may direct the investment of their accounts in any one or more of the following five investments:

         Monitor Money Market Fund - Fund which invests in high quality money market instruments.
         Monitor Fixed Income Fund - Fund which invests in fixed income securities where the average maturity of the fund will not exceed 10 years.
         Balanced Advantage Asset Allocation Fund - Fund which invests in equity and fixed income securities to provide long-term growth of capital and moderate levels of current income.
         Fidelity Advisors Growth Opportunity Fund - Fund which invests in common stocks and securities convertible into common stocks to provide capital growth.
         AIM Constellation Fund - Fund which invests in common stocks with emphasis on medium-sized and small emerging growth companies.

         Participants are given the opportunity on a daily basis to change the allocation percentages of future contributions within the investment funds and the allocation of existing balances.

         A participant's account is allocated a portion of earnings and appreciation or depreciation in the fair value of investments of the fund or funds in which the participant's account is invested. The allocation is based on the number of units assigned to participants. New units are assigned to participants based on the dollar amount of their addition to the fund in relation to the unit value on that day.

                  GLIMCHER REALTY TRUST RETIREMENT SAVINGS PLAN

         Total number of units and the approximate net asset value per unit by fund at December 31, 1998, are as follows:

                                                                                       VALUE
                                                                        UNITS          UNITS
                                                                        -----          -----
                Monitor Money Market Fund                               76,854        $  1.00
                Monitor Fixed Income Fund                                3,013          21.78
                Balanced Advantage Asset Allocation Fund                 7,341          17.76
                Fidelity Advisors Growth Opportunity Fund                8,920          50.24
                AIM Constellation Fund                                  12,451          30.52
                Glimcher Realty Trust Common Stock                      12,525          15.69

         The employer matching contributions can only be invested in its common stock.

Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions. These estimates affect the reported amounts of net assets available for benefits and disclosure of contingent items affecting the net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

         The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Plan Description

         The Plan was adopted by the Glimcher Realty Trust (the Company) effective January 1, 1996, to provide an opportunity for employees to increase their savings and provide additional income upon retirement.

         The Plan is a defined contribution plan. Employees may contribute up to 15.0% of their compensation on a pretax basis within certain dollar limitations imposed by the Internal Revenue Service ("IRS"). The allocation of contributions to one or more of the investment funds is designated by each participant.

         Employer matching contributions are made at the rate of 50.0% of the first 4.0% of the pretax employee contribution to the funds. During the 1998 Plan year, a total of 324 active employees were eligible to participate in the Plan.

         Employees become fully vested in employer contributions after completing five years of continuous employment. Nonvested employer contributions for terminated participants are forfeited by the participant and are used to reduce future employer contributions to the Plan. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

                  GLIMCHER REALTY TRUST RETIREMENT SAVINGS PLAN

         The Plan has adopted a loan provision to assist participants in raising funds to meet certain financial needs. All loans will be limited to 50.0% of the participant's vested account balance, provided such loan does not exceed $50,000. The Plan also includes a minimum loan amount of $1,000. No participant may have more than one loan outstanding at one time.

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and has the right to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). In the event of a termination of the Plan, participants will become fully vested in their accounts. The net assets of the Plan as of the date of termination would be distributed to the participants based on their adjusted balances as of that date.

         The Plan is administered by the Company. The expenses of the investment managers and any expenses incurred with regard to the purchase or sale of securities are borne by the Plan. The expenses of the Plan's trustee (The Huntington Trust Company) are paid by the Company. Other accounting, legal, and administrative services are not reflected in the financial statements as these services are provided by the Company without charge to the Plan.

         Effective January 1, 1999, the Company engaged the firm of Salomon Smith Barney to be the Plan's investment advisor, Manulife Financial Services to be the Plan's broker and Dean, Von Schoeler, McBride to be the Plan's third party administrator. The Company continues to be the Plan sponsor and administrator and has appointed William G. Cornely, George M. Harmanis and Janelle R. Mikusa as the Plan's trustees effective January 1, 1999.

2.       TAX STATUS

         The Plan is designed to constitute a qualified trust under Section 401(a) of the Internal Revenue Code ("IRC") and is, therefore, exempt from federal income taxes under Section 501(a). A favorable determination letter has been obtained from the IRS. The Plan administrator believes that the Plan continues to be designed and operated in compliance with applicable requirements of the IRC.

3.       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

         The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 1998 and 1997:

                                                                                      1998            1997
                                                                                      ----            ----
         Net assets available for benefits per the financial statements......      $1,444,011      $ 920,690
         Receivables not included in the Form 5500...........................         (79,739)       (40,509)
         Amounts allocated to withdrawing participants.......................         (18,185)       (10,690)
                                                                                   ----------      ---------
         Net assets available for benefits per the Form 5500.................      $1,346,087      $ 869,491
                                                                                   ==========      =========

4.       INVESTMENTS

         Investments which account for more than 5.0% of the Plan's net assets as of December 31, 1998 and 1997 were as follows:

                                                                                      1998            1997
                                                                                      ----            ----
         Monitor Money Market Fund..........................................     $     76,854     $   72,823
         Monitor Treasury Market Fund.......................................           76,292
         Balanced Advantage Asset Allocation Fund...........................          130,423         86,055
         Fidelity Advisors Growth Opportunity Fund..........................          448,145        258,424
         AIM Constellation Fund.............................................          380,004        224,386
         Glimcher Realty Trust Common Stock.................................          196,486        204,168

                  GLIMCHER REALTY TRUST RETIREMENT SAVINGS PLAN

The allocation of net assets at December 31, 1998, and the changes in net assets since January 1, 1998, for each fund is as follows:

                                                                                  PARTICIPANT DIRECTED
                                            ----------------------------------------------------------------------------------------

                                                 MONITOR          MONITOR          BALANCED             FIDELITY            AIM
                                              MONEY MARKET      FIXED INCOME    ADVANTAGE ASSET      ADVISORS GROWTH   CONSTELLATION
                                                   FUND             FUND        ALLOCATION FUND     OPPORTUNITY FUND       FUND
                                            ----------------------------------------------------------------------------------------
Additions to net assets attributed to:
   Contributions:
     Employer.............................
     Participants.........................    $  30,469         $ 33,272            $ 59,395           $213,958           $195,213
                                              ---------         --------            --------           --------           --------
                                                 30,469           33,272              59,395            213,958            195,213
                                              ---------         --------            --------           --------           --------
Investment Income:
     Interest.............................        4,128
     Dividends............................                         3,763                                                     7,130
     Net appreciation (depreciation) in
       fair value of investments                                     830              11,080             60,672             47,769
                                              ---------         --------            --------           --------           --------
                                                  4,128            4,593              11,080             60,672             54,899
                                              ---------         --------            --------           --------           --------
Total additions...........................       34,597           37,865              70,475            274,630            250,112

Deductions from net assets attributed to:
   Withdrawals by participants............       32,180            9,683              21,999             65,729             76,175
                                              ---------         --------            --------           --------           --------

Net increase (decrease) prior to interfund
   transfers and other....................        2,417           28,182              48,476            208,901            173,937

Interfund transfers.......................        1,614            3,616              (4,108)           (19,180)           (18,319)
                                              ---------         --------            --------           --------           --------

Net increase (decrease)...................        4,031           31,798              44,368            189,721            155,618

Net assets available for benefits:
   Beginning of year......................       72,823           33,832              86,055            258,424            224,386
                                              ---------         --------            --------           --------           --------

   End of year............................    $  76,854         $ 65,630            $130,423           $448,145           $380,004
                                              =========         ========            ========           ========           ========

                                                 GLIMCHER
                                               REALTY TRUST
                                               COMMON STOCK     OTHER        TOTAL
                                           ---------------------------------------
Additions to net assets attributed to:
   Contributions:
     Employer.............................        $ 97,591    $ 54,617  $   152,208
     Participants.........................                      10,404      542,711
                                                  --------    --------   ----------
                                                    97,591      65,021      694,919
                                                  --------    --------   ----------
Investment Income:
     Interest.............................                      16,758       20,886
     Dividends............................                                   10,893
     Net appreciation (depreciation) in
       fair value of investments                   (67,417)                  52,934
                                                  --------    --------   ----------
                                                   (67,417)     16,758       84,713
                                                  --------    --------   ----------
Total additions...........................          30,174      81,779      779,632

Deductions from net assets attributed to:
   Withdrawals by participants............          37,856      12,689      256,311
                                                  --------    --------   ----------

Net increase (decrease) prior to interfund
   transfers and other....................          (7,682)     69,090      523,321

Interfund transfers.......................                      36,377
                                                  --------    --------   ----------

Net increase (decrease)...................          (7,682)    105,467      523,321

Net assets available for benefits:
   Beginning of year......................         204,168      41,002      920,690
                                                  --------    --------   ----------

   End of year............................        $196,486    $146,469   $1,444,011
                                                  ========    ========   ==========

                  GLIMCHER REALTY TRUST RETIREMENT SAVINGS PLAN

The allocation of net assets at December 31, 1997, and the changes in net assets since January 1, 1997, for each fund is as follows:

                                                                                  PARTICIPANT DIRECTED
                                           -----------------------------------------------------------------------------------------

                                                MONITOR        MONITOR             BALANCED            FIDELITY              AIM
                                             MONEY MARKET    FIXED INCOME       ADVANTAGE ASSET     ADVISORS GROWTH    CONSTELLATION
                                                 FUND            FUND           ALLOCATION FUND    OPPORTUNITY FUND         FUND
                                           -----------------------------------------------------------------------------------------
Additions to net assets attributed to:
    Contributions:
      Employer..........................
      Participants......................     $   62,385       $   23,049          $   52,168         $  139,581           $ 130,365
                                             ----------       ----------          ----------         ----------           ---------
                                                 62,385           23,049              52,168            139,581             130,365
                                             ----------       ----------          ----------         ----------           ---------
    Investment Income:
      Interest...........................         2,562
      Dividends..........................                          1,317                                  7,231              16,020
      Net appreciation in fair value of
        investments......................                          1,234              11,119             39,965               5,155
                                             ----------       ----------          ---------          ----------           ---------
                                                  2,562            2,551              11,119             47,196              21,175
                                             ----------       ----------          ---------          ----------           ---------

    Total additions......................        64,947           25,600              63,287            186,777             151,540

Deductions from net assets attributed to:
    Withdrawals by participants..........         1,871            1,478              13,289             39,801              19,779
                                             ----------       ----------          ----------         ----------           ---------

Net increase prior to interfund
    transfers and other..................        63,076           24,122              49,998            146,976             131,761

Interfund transfers......................        (5,953)          (1,114)               (748)             8,718              (9,862)
                                             ----------       ----------          ----------         ----------           ---------

Net Increase.............................        57,123           23,008              49,250            155,694             121,899

Net assets available for benefits:
    Beginning of year....................        15,700           10,824              36,805            102,730             102,487
                                             ----------       ----------          ----------         ----------           ---------

    End of year..........................    $   72,823       $   33,832          $   86,055         $  258,424           $ 224,386
                                             ==========       ==========          ==========         ==========           =========

                                                   GLIMCHER
                                                 REALTY TRUST
                                                 COMMON STOCK     OTHER       TOTAL
                                           ------------------------------------------
Additions to net assets attributed to:
    Contributions:
      Employer..........................           $ 131,501  $  (22,426)   $ 109,075
      Participants......................                          (8,038)     399,510
                                                   ---------  ----------    ---------
                                                     131,501     (30,464)     508,585
                                                   ---------  ----------    ---------
    Investment Income:
      Interest...........................                         14,770       17,332
      Dividends..........................                                      24,568
      Net appreciation in fair value of
        investments......................             12,627                   70,100
                                                   ---------  ----------    ---------
                                                      12,627      14,770      112,000
                                                   ---------  ----------    ---------

    Total additions......................            144,128     (15,694)     620,585

Deductions from net assets attributed to:
    Withdrawals by participants..........             24,019       2,493      102,730
                                                   ---------  ----------    ---------

Net increase prior to interfund
    transfers and other..................            120,109     (18,187)     517,855

Interfund transfers......................                 (2)      8,961
                                                   ---------  ----------    ---------

Net Increase.............................            120,107      (9,226)     517,855

Net assets available for benefits:
    Beginning of year....................             84,061      50,228      402,835
                                                   ---------  ----------    ---------

    End of year..........................          $ 204,168  $   41,002    $ 920,690
                                                   =========  ==========    =========

                  GLIMCHER REALTY TRUST RETIREMENT SAVINGS PLAN

5.       TRANSACTIONS WITH PARTIES-IN-INTEREST

         The Plan held, at fair value, $196,486 and $204,168 of Company common shares at December 31, 1998 and 1997, respectively. The Plan purchased 3,476 and 5,228 Company common shares at a cost of $63,275 and $107,481 in 1998 and 1997, respectively. There were no sales of Company common shares in 1998 and 1997.

         Certain Plan investments are units of common/collective trusts managed by the Huntington National Bank, an affiliate of The Huntington Trust Company. The Huntington Trust Company is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest.

                  GLIMCHER REALTY TRUST RETIREMENT SAVINGS PLAN

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1998

    IDENTITY OF ISSUE, BORROWER,                                                                      CURRENT
      LESSOR, OR SIMILAR PARTY                 DESCRIPTION OF INVESTMENT                 COST          VALUE
-----------------------------------------------------------------------------------------------------------------

Huntington Trust Company *            Monitor Money Market Fund                          $  76,854     $  76,854

Huntington Trust Company *            Monitor Treasury Market Fund                          77,972        76,292

Huntington Trust Company *            Monitor Fixed Income Fund                             64,688        65,630

Huntington Trust Company *            Balanced Advantage Asset Allocation Fund             112,074       130,423

Fidelity Advisors                     Fidelity Advisors Growth Opportunity Fund            384,790       448,145

AIM                                   AIM Constellation Fund                               340,831       380,004

Glimcher Realty Trust *               12,525 Common Shares                                 237,206       196,486


*Indicates transaction is with a party in interest.

                  GLIMCHER REALTY TRUST RETIREMENT SAVINGS PLAN

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998


   IDENTITY OF PARTY                                                      PURCHASE     SELLING      EXPENSES    COST OF
        INVOLVED                      DESCRIPTION OF ASSET                  PRICE        PRICE      INCURRED      ASSET
------------------------- --------------------------------------------- -------------- ----------- ------------ -----------
Huntington Trust Company  Monitor Fixed Income Fund -                      $46,631                              $ 46,631
                            31 separate transactions
Huntington Trust Company  Monitor Fixed Income Fund -                                   $16,118                   15,255
                            11 separate transactions
Huntington Trust Company  Asset Allocation Fund - Balanced -                53,038                                53,038
                            18 separate transactions
Huntington Trust Company  Asset Allocation Fund - Balanced -                             26,583                   21,139
                            23 separate transactions
Fidelity Advisors         Fidelity Advisors Growth Opportunity Fund -      217,511                               217,511
                            19 separate transactions
Fidelity Advisors         Fidelity Advisors Growth Opportunity Fund -                    88,983                   65,592
                            41 separate transactions
AIM                       AIM Constellation Fund -                         206,531                               206,531
                            20 separate transactions
AIM                       AIM Constellation Fund -                                       97,735                   88,138
                            41 separate transactions
Glimcher Realty Trust     Common Stock -                                    62,953                     323        63,275
                            2 separate transactions

                            CURRENT VALUE OF
   IDENTITY OF PARTY      ASSET ON TRANSACTION    NET GAIN OR
        INVOLVED                  DATE              (LOSS)
------------------------- ---------------------- --------------
Huntington Trust Company        $ 46,629

Huntington Trust Company          16,118            $   862

Huntington Trust Company          53,038

Huntington Trust Company          26,983              5,445

Fidelity Advisors                217,428

Fidelity Advisors                 89,043             23,391

AIM                              207,229

AIM                               97,869              9,597

Glimcher Realty Trust             61,386


                                INDEX TO EXHIBIT

EXHIBIT NO.      DESCRIPTION                                                         PAGE
-----------      -----------                                                         ----
     1           Consent of Independent Accountants..........................         17